Exhibit 99.(b)

Code of Ethics for CEO
and Senior Financial Officers

NOVA Chemicals Corporation (the “Company”) has a Business Conduct Policy applicable to employees, agents, directors and officers of the Company, including the CEO and all financial officers. The President and CEO, Senior Vice President and Chief Financial Officer, and Vice President and Controller (the “CEO and Senior Financial Officers”) are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Business Conduct Policy, the CEO and Senior Financial Officers are subject to the following additional specific policies:

1.               The CEO and Senior Financial Officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the applicable securities commissions. Accordingly, it is the responsibility of the CEO and each Senior Financial Officer to promptly bring to the attention of the committee of senior officers of the Company responsible for coordinating and monitoring the Company’s public disclosure (the “Disclosure Committee”) any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings, or otherwise assist the Disclosure Committee in fulfilling its responsibilities as specified in the Company’s Communication and Disclosure Policy.

2.               The CEO and each Senior Financial Officer shall promptly bring to the attention of the Disclosure Committee and the Audit, Finance and Risk Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.               The CEO and each Senior Financial Officer shall promptly bring to the attention of the Senior Vice President Legal and General Counsel and to the Audit, Finance and Risk Committee any information he or she may have concerning any violation of the Company’s Business Conduct Policy, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

The CEO and each Senior Financial Officer shall promptly bring to the attention of the Senior Vice President Legal and General Counsel and to the Audit Finance and Risk Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Business Conduct Policy or of these additional procedures.

4.               The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Business Conduct Policy or of these additional procedures by the CEO and Senior Financial Officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Business Conduct Policy and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.